Iran Related Activities Disclosure

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

As stated in our Form 20-F for the year ended December 31, 2014, in 2005 and earlier, Credit Suisse AG, through a business line operating in Switzerland, entered into export finance credit facilities involving Iranian parties, through bilateral contracts and as a member of lending syndicates. Credit Suisse AG loaned funds under these credit facilities for project finance activities in Iran that did not support or facilitate Iran’s nuclear weapons proliferation efforts, its acquisition of other military items, or its support of terrorism. Our participation in these credit facilities was legal under applicable law. The Iranian parties involved in certain of these credit facilities entered into between 2001 and 2005 subsequently were designated Specially Designated Nationals or Blocked Persons pursuant to an Executive Order of the President of the United States, or fall within the US government’s definition of the government of Iran (which includes government controlled entities). These credit facilities are supported by a guarantee of the Iranian Ministry of Economic Affairs and Finance and export financing insurance provided by European export credit agencies. Credit Suisse AG does not generally calculate gross revenues or net profits from individual export finance credit facilities of this type; however, Credit Suisse AG estimates that it recognized approximately CHF 0.1 million in interest income in 2016 on these credit facilities and believes that it has not earned any related net profit over the life of these credit facilities. While Credit Suisse AG ceased providing funds to any Iranian parties pursuant to any of these credit facilities several years ago, it has continued, where possible, to receive repayment of funds owed to it. In 2016, Credit Suisse AG received payments totaling CHF 2.4 million from the Swiss governmental export credit agency and payments totaling CHF 5.3 million from financial institutions acting as agents of lending syndicates, both in partial payment under certain of these credit facilities. As of December 31, 2016, approximately CHF 1.8 million was owed to Credit Suisse AG under these credit facilities (which are not covered by the European export credit agency guarantees), out of a total amount of approximately CHF 29.8 million outstanding. Credit Suisse AG will continue to seek repayment of funds it is owed under these credit facilities pursuant to its contractual rights and applicable law, and will continue to cooperate with the European export credit agencies. During 2016, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible. Credit Suisse AG also continues to hold funds from two wire transfers to non-Iranian customers which were blocked pursuant to Swiss sanctions because Iranian government-owned entities have an interest in such transfers. Such funds are maintained in blocked accounts opened in accordance with Swiss sanctions requirements. Credit Suisse AG derives no revenues or profits from maintenance of these blocked accounts.

39